EXHIBIT 21
                                             ----------



News Release
C-9604

Media Contact:
Neil McGlone (214) 995-4961
(Please do not publish this number)


TI's 1995 Earnings Top $1B On 27 Percent Revenue Growth
Company Achieves Third Consecutive Year of Record Financial Results


DALLAS (January 23, 1996) -- Texas Instruments Incorporated (NYSE: TXN) capitalized on strong performance in its semiconductor business and robust worldwide semiconductor market growth in 1995 to produce the best financial results in company history. TI achieved record revenues, profits and earnings per share for both fourth quarter 1995 and the full year.

FINANCIAL SUMMARY

TI's net revenues for 1995 were $13.1 billion, up 27 percent from $10.3 billion in 1994, with most of the increase coming from semiconductors. Profit from operations was $1594 million, up 47 percent from $1083 million in 1994. This improvement was primarily due to higher semiconductor operating profits and higher royalties, despite the effect of unfavorable performance in notebook computers and increased investments in emerging opportunities.

Net income for the year was $1088 million, compared with $691 million in 1994, an increase of 57 percent. Earnings per share, after the effect of the two-for-one stock split announced June 15, 1995, were $5.63, versus $3.63 for 1994. Consistent with its goal of increasing shareholder value, TI posted a return on invested capital (ROIC) of 24.8 percent, up from 19.5 percent in 1994.

Net revenues for the fourth quarter of 1995 were $3603 million, up 30 percent from $2782 million in the fourth quarter of 1994. Most of the increase came from record semiconductor revenues. Profit from operations increased 41 percent to $409 million, from $291 million in the same period in 1994. Semiconductor operating profits nearly doubled from the fourth quarter of 1994, and royalties were substantially higher. Notebook computers operated at a loss for the quarter.

TI's financial results in the fourth quarter of 1995 also include substantially higher investments in marketing and new product development, as well as charges for streamlining operations in the company's software and notebook computer businesses.

Net income in the fourth quarter of 1995 was $291 million, and earnings per share were $1.50, compared with net income of $188 million and earnings per share of $0.99 in the year-ago fourth quarter.

"Clearly, 1995 was a very good year," said Jerry R. Junkins, TI chairman, president and chief executive officer. "We benefited from focusing on operational excellence and further refinement of our long-term business strategies, coupled with a year of more than 40 percent worldwide semiconductor market growth. The result was a third consecutive year of record financial performance.

"Although we appear to be entering a period of slower industry growth, we intend to step up our investments to strengthen TI's long-term position to build on the gains we've made during the last three years," Junkins said.

SEMICONDUCTOR

TI's semiconductor orders in the fourth quarter of 1995 were up strongly from a year ago, but down slightly from the prior quarter, reflecting some buildup in customer inventories of semiconductors and pricing pressures, particularly for dynamic random access memories (DRAMs) and standard logic products. Combined orders for digital signal processors
(DSPs) and mixed-signal products more than doubled versus the year-ago quarter. DSPs and mixed-signal products continue to benefit from new product introductions and new design wins, particularly in hard disk drives and telecommunications products.

TI's semiconductor revenues were up sequentially and reached record levels for the fourth quarter of 1995 and for the year, primarily due to growth in memory and application specific products. Profits, up substantially in 1995 over 1994, also reached record levels.
Semiconductor operating margins improved in 1995, primarily due to increased manufacturing productivity.

TI has focused on operational excellence to continue improvements in semiconductor manufacturing yield, cycle time, asset utilization, and on-time delivery. As a result, the company generated additional wafer output from existing facilities equivalent to the capacity of one major wafer fabrication facility, for the second consecutive year.

DEFENSE SYSTEMS & ELECTRONICS

During 1995, TI's defense systems and electronics business continued to see favorable results from its focus on customer satisfaction and operational excellence. Shorter cycle times and the Defense Department's movement toward commercial practices helped support an improving revenue trend and stable margins. Revenues in the fourth quarter were up both sequentially and on a year-to-year basis, partially due to growing international demand for Paveway precision-guided weapons, which have now been sold to more than 25 countries outside the United States.

During 1995, TI completed three small defense acquisitions that will strengthen the company's capabilities in mission planning, logistics management and digital battlefield technologies.

For 1995, revenues were up slightly, with increased shipments of Paveway weapons and emerging programs more than offsetting reduced shipments of HARM missiles. Success in 1995 lays the foundation for moderate growth for this business in the future.

MATERIALS & CONTROLS

TI's materials and controls business experienced solid growth and record revenues for the second consecutive year in 1995. Today, the core controls business enjoys market leadership around the world. Future growth opportunities will be focused on emerging markets such as Asia, Eastern Europe and Latin America, as well as developing new sensors for automotive electronics and further growth in applications for radio-frequency identification systems.

PERSONAL PRODUCTIVITY PRODUCTS

Revenues in TI's notebook computer business were up substantially in the fourth quarter of 1995, reflecting strong customer reception of the Extensa( line of value-priced notebook computers. The calculator business experienced a record year, extending its market leadership in instructional calculators. During 1995, TI significantly increased marketing investments in the notebook computer business to increase brand awareness and aggressively communicate a strategic shift that emphasizes mobility and connectivity in the networked economy. These investments, coupled with intense price competition, caused the business to operate at a loss during the quarter and for the year. The high levels of marketing investment and new product development necessary to improve the competitiveness of this business are expected to constrain its near-term financial performance.

EMERGING OPPORTUNITIES

During the fourth quarter of 1995, TI's software business took actions to further streamline operations and focus on strategic areas such as object oriented tools, Internet and department solutions. While TI software operated at a loss for the full year, record revenues were achieved during the fourth quarter of 1995.

In digital imaging, TI is currently delivering preproduction Digital Light Processing( subsystems for final qualification by projection display manufacturers. TI also expects shipments of the first production subsystems to support deliveries by product manufacturers in the first quarter of 1996.

SUMMARY

In the near term, TI will be affected by inventory corrections and pricing pressures in certain areas of the semiconductor market. The company's DRAM joint ventures, which produce about 75 percent of the DRAMs marketed by TI, will help reduce the volatility of these market conditions on TI. However, costs associated with new semiconductor wafer fabrication facilities will impact the first half of 1996, with little incremental revenue to offset these costs until the second half of the year. TI believes that industry demand for memory will continue to experience solid growth in 1996, despite near-term inventory corrections and price declines.

As previously announced, four semiconductor patent licenses expired at the end of 1995 and have not yet been renewed. TI does not accrue royalties in the absence of agreements. Royalty revenue from these licenses contributed about $108 million to revenues in the fourth quarter of 1995, principally attributable to Samsung Electronics Co., Ltd. of Korea, with which TI is now in litigation.

Additionally, several licenses will expire at the end of the first quarter of 1996. Royalty revenue from these licenses was about $40 million in the fourth quarter of 1995. The expiration of these licenses will have no effect on first quarter 1996 royalty revenue.

Negotiations continue for renewal of expired and expiring licenses. However, these negotiations by their nature are not predictable as to outcome or timing.

"Over the past three decades, the world semiconductor market has grown at an average rate of about 15 percent per year," Junkins said. "The semiconductor content of electronic end equipment is increasing rapidly, and new semiconductor markets are rapidly emerging in Asia that will rival the size of major markets like Japan and the U.S. in the next decade. Because of these factors, we believe the world semiconductor market will grow on average 20 percent or more per year, including 1996."

To accelerate the company's future growth, TI plans to increase capital expenditures in 1996 to about $2.5 billion, up significantly from $1.4 billion in 1995. TI-funded R&D will be increased in 1996 to about $1.1 billion to support targeted opportunities in digital signal processing solutions, advanced memory and microprocessors, digital imaging technology, and wireless transmission of video, voice and data.

"We have the core competencies and technologies that play right to the heart of the digital revolution, the explosion of Internet usage, and the pervasiveness of the networked society," Junkins said.

"We are in an industry that has the opportunity to grow faster in the next decade than it has in its previous 30-year history. And TI today is a company that is better positioned in products and technologies, in our global presence, and in our commitment to customers than we ever have been."




                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES
                       Consolidated Income Statement
              (In millions of dollars, except per-share amounts.)

                                                 For Three Months Ended
                                                   Dec. 31    Dec. 31
                                                     1995       1994

Net revenues                                        $3603      $2782

Operating costs and expenses:
  Cost of revenue                                    2571       2030
  Marketing, general and administrative 	              498        364
  Employees' retirement and profit sharing plans      125         97
                                                   ------     ------
  Total                                              3194       2491
                                                   ------     ------
Profit from operations                                409        291
Other income (expense) net                             31         --
Interest on loans                                      10         11
                                                    -----      -----
Income before provision for income taxes              	430        280
Provision for income taxes                            139         92
                                                   ------     ------
Net income                                         $  291     $  188
                                                    =====      =====

Earnings per common and common equivalent share*   $ 1.50     $ 0.99
                                                    =====      =====
Cash dividends declared per share of common stock  $ 0.17     $ 0.12


* Earnings per common and common equivalent share are based on average common and common equivalent shares outstanding (194.7 million shares and 190.3 million shares for the fourth quarters of 1995 and 1994). Share amounts have been retroactively adjusted for the two-for-one stock split in 1995.





TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES
Consolidated Income Statement
(In millions of dollars, except per-share amounts.)

                                                 For The Years Ended
                                                 --------------------
                                                  Dec. 31      Dec. 31
                                                   1995         	1994

Net revenues                                      $13128       	$10315

Operating costs and expenses:
  Cost of revenues                                  9318         7471
  Marketing, general and administrative             1707         1393
  Employees' retirement and profit sharing plans     509          368
                                                   	-----        -----
  Total                                            11534         9232
                                                  	 -----        -----
Profit from operations                              1594         1083
Other income (expense) net                            73            4
Interest on loans                                     48           45
                                                  	 -----        -----
Income before provision for income taxes            1619         1042
Provision for income taxes                           531          351
                                                 	  -----        -----
Net income                                        $ 1088       	$  691
                                                   =====        	=====

Earnings per common and common equivalent share*  $ 5.63       	$ 3.63
                                                 	  =====        	=====
Cash dividends declared per share of common stock $ 0.64       	$ 0.47
------------------------------------------------------------------------
* Earnings per common and common equivalent share are based on average common and common equivalent shares outstanding (193.6 million shares and 190.9 million shares for 1995 and 1994).  In computing per-share earnings, net income is increased by $2 million in 1995 and 1994 for interest (net of tax and profit sharing effect) on the convertible debentures considered dilutive common stock equivalents.  Share amounts have been retroactively adjusted for the two-for-one stock split in
1995.



SELECTED BALANCE SHEET ITEMS
(Millions of dollars)

                                                For The Years Ended
                                                --------------------
                                                 Dec. 31      Dec. 31
                                                  1995         	1994

Cash and short-term investments                  $1553        	$1290
Accounts receivable (net)                         2320         	1442
Inventories (net)                                 1135          	882
Total current assets                              5518         	4017
Property, plant and equipment (net)               3187         	2568
Total assets                                      9215         	6989
Current liabilities                               3188         	2199
Long-term debt, loans and current LTD              831          	820
Stockholders' equity                              4095         	3039
-----------------------------------------------------------------------
Debt-to-total-capital ratio                        .17          	.21
-----------------------------------------------------------------------




ADDITIONAL FINANCIAL INFORMATION
                     Change in orders,      Change in net revenues
Segment                1995 vs. 1994            1995 vs. 1994
-------              ----------------       ----------------------

Components               Up 45%                      Up 39%
Defense Systems          Down 2%                     Up 1%
  & Electronics
Digital Products         Up 14%                      Up 11%
Total                    Up 32%                      Up 27%

                     Change in orders,      Change in net revenues
Segment                4Q95 vs. 4Q94            4Q95 vs. 4Q94
-------              ----------------       ----------------------

Components               Up 39%                      Up 38%
Defense Systems          Up 93%                      Up 6%
  & Electronics
Digital Products         Up 26%                      Up 21%
Total                    Up 41%                      Up 30%

TI's orders for 1995 were $13.7 billion, up 32 percent from $10.4 billion in 1994. Significantly higher semiconductor orders in the components segment were the primary contributor to the change.

TI's net revenues for 1995 were $13.1 billion, up 27 percent from $10.3 billion in 1994. The increase was due primarily to higher semiconductor revenues in the components segment, resulting from increased shipments and new products. Demand was particularly strong for digital signal processors, mixed-signal products and memory. Profit from operations was $1594 million, up 47 percent from $1083 million in 1994. Higher semiconductor operating profits accounted for much of the increase; higher royalties also contributed. Results for 1994 include $132 million in pretax restructuring and divestiture charges taken in the first quarter.

Results for 1995 include significantly higher royalty revenues, both for the fourth quarter and for the year.

TI's orders for the fourth quarter of 1995 were $3583 million, compared with $2534 million for the same period in 1994. Higher semiconductor and defense systems and electronics orders were the primary contributors to the increase. TI's semiconductor orders were up over year-ago levels, with strong growth in digital signal processors, mixed-signal products and memory.

Net revenues for the fourth quarter of 1995 were $3603 million, compared with $2782 million in the fourth quarter of 1994. The increase was due primarily to higher semiconductor revenues in the components segment, because of increased volume and new products.

Profit from operations for the fourth quarter increased 41 percent to $409 million, from $291 million in the same period of 1994.
Improvements in semiconductor operations and higher royalty revenues were the primary contributors to the increase, partially offset by losses in the digital segment.

Net income in the fourth quarter of 1995 was $291 million, and earnings per share were $1.50, compared with net income of $188 million and earnings per share of $0.99 in the fourth quarter of 1994.

TI's backlog of unfilled orders as of December 31, 1995, was $4528 million, up $615 million from the end of 1994, due to an increase in semiconductor backlog. Backlog was down $7 million from the end of the third quarter of 1995.

TI-funded R&D was $927 million for 1995 and $279 million for the fourth quarter, compared with $689 million and $190 million for the same periods of 1994.

Capital expenditures were $1439 million in 1995 and $525 million in the fourth quarter, compared with $1076 million and $320 million in the same periods of 1994.

Depreciation for 1995 was $756 million, compared with $665 million in 1994, and $206 million in the fourth quarter of 1995, compared with $179 million in the same period of 1994. Depreciation in 1996 is expected to be about $1 billion.

COMPONENTS SEGMENT

Orders in the components segment were up 45 percent for the year, and revenues up 39 percent from 1994, with particular strength in semiconductors, which grew faster than the segment. Components segment profits were up 66 percent, primarily due to improved semiconductor manufacturing productivity and higher royalties.

For the fourth quarter of 1995, orders in the components segment were up 39 percent over the same period in 1994. Segment revenues were up 38 percent from the same period of a year ago, reflecting higher semiconductor revenues, which grew faster than the segment. Segment profit increased substantially over the fourth quarter of 1994 because of improved semiconductor operating performance and higher royalties.

DEFENSE SYSTEMS & ELECTRONICS SEGMENT

In TI's defense systems and electronics segment, 1995 orders, revenues and margins were essentially flat with 1994.

Fourth-quarter 1995 orders in defense systems and electronics were up 93 percent from the fourth quarter of 1994, primarily due to timing of orders. Revenues were up 6 percent from the fourth quarter of 1994, primarily due to increased shipments to international customers.
Margins remained essentially flat with the fourth quarter of 1994.

DIGITAL PRODUCTS SEGMENT

Orders in TI's digital products segment were up 14 percent in 1995, and revenues up 11 percent, compared with 1994. The segment operated at a loss during the year, due to increased marketing expenses and intense price competition in notebook computers, as well as continued investments and new product development in communications and electronics systems, and in the software business.

For the fourth quarter of 1995, orders in the digital segment were up 26 percent and revenues were up 21 percent from the fourth quarter of 1994, primarily due to increased shipments of notebook computers. The segment operated at a loss for the quarter.

FINANCIAL CONDITION

TI's financial condition remains strong. Cash flow from operating activities net of additions to property, plant and equipment was a positive $228 million for year 1995. During the year, cash and cash equivalents plus short-term investments increased by $263 million to $1553 million. In January 1995 the company reduced to zero (from $125 million) the outstanding balance of its asset securitization agreement, and terminated this agreement effective January 30, 1995. TI's year-end 1995 debt-to-total-capital ratio of .17 is down .02 from the third quarter level, and down .04 from the year-end 1994 value.

Unused authorizations for future capital expenditures were $1654 million at December 31, 1995. TI plans to raise capital expenditures in 1996 to about $2.5 billion, up from $1.4 billion in 1995. The company is considering various debt financing alternatives in addition to existing cash balances as sources of funding for these expenditures.

The company maintains unused lines of credit to support commercial paper borrowing and to provide additional liquidity. Unused lines of credit were approximately $538 million at December 31, 1995. Of this amount, $440 million was available to support commercial paper borrowing.

The company believes that its financial condition provides the foundation for continued support of the programs essential to TI's future.

INDUSTRY SEGMENT NET REVENUES

                                                       Millions of Dollars
                                                     -----------------------
                                                     1995      	1994      	1993
                                                     ----      ----      ----
Components
  Trade                                             	$ 9420    	$ 6787    	 $5091
  Intersegment                                          	60        	56        	66
                                                    	 -----     -----      ----
                                                      	9480      	6843      	5157
                                                     	-----     ---	--     	 ----

Defense Systems and Electronics
  Trade                                               1718      	1710      	1842
  Intersegment                                          	22        17        	14
                                                     	-----     ---	--      ----
                                                      	1740      	1727      	1856
                                                     	-----     ---	--      ----

Digital Products
  Trade                                               	1829      	1661      	1454
  Intersegment                                          	23         1         4
                                                     	-----      --	--      -----
                                                      	1852      	1662       	1458
                                                     	-----      --	--       ----

Metallurgical Materials
  Trade                                                	160       	152       	 126
  Intersegment                                          	23        25         19
                                                     	-----     -	----       ----
                                                       	183       177        	145
                                                     	-----     --	---       ----

Eliminations and other                                	(127)      	(94)       	(93)
                                                     -----     -	----       ----

Total                                               	$13128    	$10315      	$8523
                                                     	=====     	=====       	====



INDUSTRY SEGMENT PROFIT (LOSS)

                                                       Millions of Dollars
                                                     -----------------------
                                                     1995      	1994      	1993
                                                     ----      ----      ----

Components                                          $1830     $1101     $ 689
Defense Systems and Electronics                       172       	172       	188
Digital Products                                      (59)       	62        	34
Metallurgical Materials                                 2        	(8)       	(4)
Eliminations and corporate items                     (326)     	(285)     	(211)
                                                     	----      --	--       ----

Income before provision for income taxes and
  cumulative effect of accounting changes           $1619     	$1042     	$ 696
                                                     ====      ====      	====

#   #   #

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

With the exception of historical information, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, new plant startups, the regulatory and trade environment, and other risks indicated in filings with the Securities and Exchange Commission.

NOTE TO EDITORS: Texas Instruments Incorporated, headquartered in Dallas, Texas, is a high-technology company with sales or manufacturing operations in more than 30 countries. TI products and services include semiconductors; defense electronics systems; software productivity tools; printers, notebook computers and consumer electronics products; custom engineering and manufacturing services; electrical controls; and metallurgical materials.

Extensa and Digital Light Processing are trademarks of Texas Instruments Incorporated.

More information about TI is located on the World Wide Web at http://www.ti.com